Exhibit 99.1
Attention Business Editors:

Notice: CIBC to withdraw certain MERITS Notes from Listing on NYSE Alternext US

    TORONTO, Oct. 31 /CNW/ - CIBC (CM: TSX; NYSE) today announced that it has notified the NYSE Alternext US LLC (the "Exchange") of its intention to voluntarily withdraw the following Equity Linked Notes (the "Notes") from listing on the Exchange due to the small number of holders of record of the
Notes and low secondary trading volume.

    <<
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                                        Exchange
                   Note                  Symbol    Maturity Date     CUSIP
                   ----                  ------    -------------     -----

    MERITS No.27 - Equity Target
    Redemption Premium Yield Generator   MRS.Y     April 1, 2013   13605FBD9
    Note Linked to a Basket of 10
    Large-Cap U.S. Stocks

    MERITS No.25 - Equity Target
    Redemption Premium Yield Generator   MRS.X      December 26,   13605FBB3
    Note Linked to a Basket of 10                       2012
    Large-Cap U.S. Stocks

    MERITS No.22 - Premium Yield
    Generator Note Linked to a Basket    MRS.V       August 31,    13605FAX6
    of 10 Large-Cap U.S. Stocks                         2011

    MERITS No.21 - Principal Protected
    "Performance Allocation" Note        MRS.U     July 29, 2010   13605FAW8
    Linked to a Global Basket

    MERITS No.20 - Premium Yield
    Generator Note Linked to a Basket    MRS.T     June 30, 2011   13605FAV0
    of 10 Large-Cap U.S. Stocks

    MERITS No.19 - Principal Protected
    Note Linked to the S&P 500 Index     MRS.S     June 15, 2010   13605FAU2

    MERITS No.18 - Yield Generator
    Note No.4 Linked to a Basket of 10   MRS.R      May 13, 2010   13605FAT5
    Large-Cap U.S. Stocks

    MERITS No.17 - Principal Protected
    Note Linked to the DJIA - 2%         MRS.Q    April 29, 2010   13605FAS7
    Annual Coupon

    MERITS No.16 - Yield Generator
    Note No.3 Linked to a Diversified    MRS.P    March 31, 2011   13605FAR9
    Basket of Ten Stocks

    MERITS No.14 - Yield Generator
    Note No.2 Linked to a Basket of 10   MRS.N      February 14,   13605FAP3
    Large-Cap U.S. Stocks                               2011

    MERITS No.13 - Principal Protected   MRS.M      December 31,   13605FAN8
    Note Linked to the S&P 500 Index                    2008

    MERITS No.12 - Yield Generator
    Note No.1 Linked to a Basket of      MRS.L      December 22,   13605FAM0
    10 Large-Cap U.S. Stocks                            2010

    MERITS No.11 - Principal Protected   MRS.K       January 30,   13605FAL2
    Note Linked to the DJIA                             2009

    MERITS No.10 - Principal Protected
    Note Linked to the S&P 500 Index     MRS.J    March 31, 2009   13605FAK4

    MERITS No.9 - Principal Protected    MRS.I       August 31,    13605FAJ7
    Note Linked to the DJIA                             2011

    MERITS No.8 - Principal Protected
    Note Linked to the NASDAQ-100        MRS.H       August 1,     13605FAH1
    Index                                               2011

    MERITS No.7 - Principal Protected
    "Optimizer" Note Linked to a         MRS.G     June 30, 2009   13605FAG3
    Basket of 10 U.S. Stocks

    MERITS No.6 - Principal Protected
    Note Linked to the S&P 500 Index     MRS.F     June 30, 2011   13605FAF5

    MERITS No.5 - Principal Protected
    "Optimizer" Note Linked to a         MRS.E    April 30, 2009   13605FAE8
    Basket of 10 U.S. Stocks

    MERITS No.4 - Principal Protected
    "Optimizer" Note Linked to a         MRS.D    March 31, 2009   13605FAD0
    Basket of 10 U.S. Stocks

    MERITS No.3 - Principal Protected
    "Optimizer" Note Linked to a         MRS.C     March 5, 2009   13605FAC2
    Basket of 10 U.S. Stocks

    MERITS No.2 - Principal Protected
    "Optimizer" Note Linked to a         MRS.B       January 30,   13605FAB4
    Basket of 10 U.S. Stocks                            2009

    MERITS No.1 - Principal Protected
    "Callable" Note Linked to the S&P    MRS.A     July 30, 2010   13605FAA6
    500 Index
    -------------------------------------------------------------------------
    >>

    CIBC expects the delisting to become effective on November 20, 2008.

    Delisting the Notes will not affect their terms. After the delisting, holders of the Notes will continue to receive any interest and principal payments through the trustee, Wilmington Trust Company. The Notes will not be listed on another national securities exchange. CIBC's common shares will continue to be listed on the Toronto Stock Exchange and the New York Stock
Exchange and CIBC will continue to remain subject to the ongoing reporting requirements of Canadian securities regulators and of the U.S. Securities
Exchange Act of 1934, as amended, after the delisting of the Notes.

    %SEDAR: 00002543E          %CIK: 0001045520

For further information: John Ferren, Vice President, Investor Relations at (416) 980-2088 or Mary Lou Frazer, Senior Director, Investor & Financial
Communications at (416) 980-4111